KARPUS INVESTMENT MANAGEMENT
183 SULLY'S TRAIL
PITTSFORD, NEW YORK 14534
(866) 527-7871

May 11, 2011


WHEN WILL THEY EVER LEARN? WE DON'T NEED TO LISTEN TO SHAREHOLDERS!
FUND TRUSTEE
PUTNAM
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Shareholders and Investment Professionals:

We are seeking an independent Board of Trustees—one that will actually have YOUR interests in mind. The current Board continues to waste shareholders money in an effort to defend its own self-interests. Here are some reasons why you should vote for a change on the "**GREEN**" card:

- PMO's Trustees serve on 104 Putnam funds and are paid, on average, over $250,000 each for their "independent" service.
- PMO's Trustees have relatively little "skin in the game," considering they own roughly 1/8 the total number of common shares as our Trustee nominees, and NO preferred shares.
- Under Putnam's management, PMO's performance ranks in the bottom third to half relative to its peer group for 3, 5, and 10-year time periods (Source: Putnam.com).
- PMO has a long history of trading at a wider discount than its peers, and continues to be among the widest discounts compared to all other national leveraged municipal bond closed-end funds.
- Under our current Trustees' watch, PMO's common shareholders continue to pay remarketing agent fees for preferred share auctions that have failed for over 3 years! This amounts to over $1.4 million paid directly out of common shareholders' pockets (Source: Putnam annual/semi-annual reports).
- Our proposed Trustee nominees are truly independent and will seek changes that are in ALL shareholders' best interests, such as improved performance, reduced expenses, and a narrower relative discount.
- If you do not vote the **"GREEN"** card, we may be forced to sell our shares, which could cause a sharp drop in the price of PMO and the value of your shares. **You could lose money.**

<u>Only your last vote counts</u>. As your fellow long-term shareholder, we strongly urge you to vote the "GREEN" card TODAY.

<u>PMO's Trustees have failed us and it is time for change.</u>

Sincerely,

Daniel L. Lippincott

Daniel L. Lippincott
Senior Tax-Sensitive Manager/Municipal Analyst